Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Product Supplements and Pricing Supplements dated as of various dates, and Prospectus dated December 27, 2017)

UBS AG UBS SWITZERLAND AG Exchange Traded Access Securities (ETRACS) Series A, Monthly Pay Products

This prospectus addendum relates to various series of outstanding Monthly Pay Exchange Traded Access Securities (collectively, “ETRACS”) previously issued by UBS AG that are part of a series of debt securities entitled “Medium Term Notes, Series A”. This prospectus addendum and the applicable product supplement and pricing supplement, dated as of various dates, will be used by UBS AG in connection with the continuous offering of outstanding series of previously issued ETRACS. The ETRACS were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your series of ETRACS, UBS AG prepared a pricing supplement (as amended or supplemented from time to time), each referred to as the “original pricing supplement”, relating to your series of ETRACS. UBS AG also prepared product supplements (as amended from time to time), each referred to as a “product supplement”, dated as of various dates, each of which supplements and forms part of the pricing supplement relating to your series of ETRACS. The applicable product supplement related to your ETRACS, if any, is identified in the applicable original pricing supplement relating to your series of ETRACS. The applicable original pricing supplement and product supplement, relating to each series of ETRACS was attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated April 29, 2016.

UBS AG has prepared a new “base” prospectus dated December 27, 2017. This new base prospectus replaces the base prospectus dated April 29, 2016. Because, except as provided herein, the terms of your ETRACS otherwise have remained the same, UBS AG is continuing to use the original pricing supplement and related product supplement. As a result, you should read the original pricing supplement and related product supplement for your ETRACS, which gives the specific terms of your ETRACS, in each case together with the new base prospectus dated December 27, 2017. When you read these documents, please note that all references in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated December 27, 2017 or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original pricing supplement and product supplement to the base prospectus dated November 14, 2014, June  12, 2015, March 17, 2016 or April 29, 2016, you should use the following website link to access the new base prospectus dated December 27, 2017: https://www.sec.gov/Archives/edgar/data/1114446/000119312517380083/d486061d424b3.htm

In addition, please disregard the table of contents for the base prospectus dated November 14, 2014, June 12, 2015, or April 29, 2016 that is provided in the original pricing supplement and product supplement for your securities. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop.

Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

Supplemental Tax Disclosure

The following supplements and updates the discussion under “— Material U.S. Federal Income Tax Consequences—Non-United States Holders” in the accompanying pricing supplement and is intended to be read in conjunction with the discussion therein.

Securities that are issued (or are that are deemed issued for tax purposes) on or after January 1, 2017 will generally be subject to withholding tax pursuant to regulations under Section 871(m) of the Code with respect to payments on the Securities that are made on or after January 1, 2020. In general, these regulations impose a 30% withholding tax (subject to reduction under an applicable treaty) on deemed dividend amounts with respect to certain contracts (such as structured notes) held by non-U.S. holders that reference U.S. equities or indices that include U.S. equities (unless that income is effectively connected with the holder’s conduct of a trade or business in the United States). However, the regulations only apply to a contract that is issued before January 1, 2019 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations). We believe and we intend to take the position that the Securities should be treated as delta-one contracts for this purpose. The Securities, however, are subject to a special grandfather rule under which payments on the Securities will not be subject to the Section 871(m) withholding tax prior to January 1, 2020.

The Section 871(m) regulations provide that instruments that reference a “qualified index” generally are not subject to withholding under Section 871(m). We believe that the Index is not a “qualified index” and that therefore the Securities will not be eligible for this exception. The Section 871(m) regulations provide that a contract that references an index that is not a qualified index will be treated for Section 871(m) purposes as referencing the components of the index. Accordingly, the Securities should be treated as referencing the Index Constituent Securities for Section 871(m) purposes, which entirely or primarily consists of entities that are classified as corporations for U.S. federal income tax purposes.

Accordingly, Securities that are issued (or deemed issued for tax purpose) on or after January 1, 2017 and are held by non-U.S. holders will generally be subject to the Section 871(m) withholding tax in respect of distributions on the Securities, and proceeds from the sale of Securities, that are received on or after January 1, 2020. It is possible, however, that a withholding agent may elect to impose the withholding on or after January 1, 2020 upon the payment of each dividend on the Index Constituent Securities (or at the end of the calendar quarter in which such dividends are paid). In such a case, a withholding agent may collect the tax from other assets of a non-U.S. holder in its custody or it may collect the tax via withholding on the subsequent payment of a Coupon Amount on the Securities.

The Section 871(m) tax with respect to the Securities will be based on the dividends that are paid during a non-U.S. holder’s holding period in the Securities with respect to the Index Constituent Securities (based on the notional amount of the Index that is referenced by the Securities). In addition, it is possible that the withholding tax will be imposed in respect of dividends on the Index Constituent Securities that are paid prior to January 1, 2020 during a non-U.S. holder’s holding period in the Securities, notwithstanding that the actual tax will not be imposed prior to January 1, 2020 (in which case the withholding tax that will be imposed in respect of the first Coupon Amount that is paid after January 1, 2020 could exceed the entire Coupon Amount).

We have issued Securities for tax purposes after January 1, 2017, and we may do so in the future. Furthermore, it is possible that the Securities could be deemed to be reissued for tax purposes upon a rebalancing of the Index, in which case Securities that are issued before January 1, 2017 would be deemed to be newly issued upon a rebalancing of the Index after such date. Moreover, Securities that are issued (or deemed issued) on or after January 1, 2017 will have the same CUSIP and ISIN number as Securities that were issued before that date, and accordingly there is unlikely to be a practical way to distinguish among Securities that are subject to withholding under this regime and those that are not. As a result, non-U.S. holders that acquired Securities before January 1, 2017 may not be able to establish to the satisfaction of their custodians or other withholding agents that their Securities are exempt from Section 871(m) withholding. Accordingly, non-U.S. holders of Securities should generally assume that withholding agents will treat them for Section 871(m) purposes as having acquired Securities that were issued on or after January 1, 2017 and that will be subject to the Section 871(m) withholding tax beginning on January 1, 2020.

In addition, while the Securities should initially be grandfathered from the “Foreign Account Tax Compliance Act” (“FATCA”) rules that impose a 30% withholding tax on certain payments to investors and intermediaries that fail to comply with certification and information reporting requirements, any payments on the Securities that are subject to Section 871(m) withholding tax in 2020 and thereafter will also be subject to FATCA withholding if the investor or intermediary does not comply with the applicable FATCA certification and identification requirements.

The application of Section 871(m) to the Securities is complex, and uncertainties exist regarding how the new regulations will apply to the Securities. If you are a non-U.S. holder, you should consult your tax advisor about the application of Section 871(m) to your Securities.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original pricing supplements and related product supplements, as applicable, and the new base prospectus, in connection with offers and sales of the ETRACS in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement, or original pricing supplement and related product supplement or supplements, as applicable, for your ETRACS and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 27, 2017